VERIDICOM INTERNATIONAL, INC.
                                 21 Water Street
                           Vancouver BC Canada V6B 1A1



                                        September 26, 2006


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Veridicom International, Inc. (the "Company")
            Registration Statement on Form SB-2
            Effective June 27, 2006
            File No. 333-133958

Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement, which was declared effective on June 27, 2006, and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has modified the terms of its financing. Please apply the Company's filing fee to its account with the SEC.

      If you have any questions concerning this matter, please contact Yoel Goldfeder at (212) 930-9700.

      Thank you for your assistance in this matter.


                                   Veridicom International, Inc.

                                   By:  /s/ Paul Mann
                                       -----------------------------------------
                                       Paul Mann
                                       Chief Executive Officer